UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2015 and 2014,
Supplemental Schedule as of December 31, 2015, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	10

SIGNATURE	11

EXHIBIT:
Consent of Ary Roepcke Mulchaey, P.C.

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 22, 2016

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$19,325,536	$22,607,778
Mutual funds	120,080,031	121,462,777
Common collective trust	41,842,815	42,952,019
Total investments	181,248,382	187,022,574

Receivables:
Company contributions	11,678,971	5,513,597
Participant contributions	106,783	—
Notes from participants, net of allowance for defaulted loans (See Note B)	8,301,821	9,121,299
Total receivables	20,087,575	14,634,896

Other assets:
Fee income receivable	8,070	4,299
Due from brokers	143,324	—
Accrued income	48	3
Total other assets	151,442	4,302
Total assets	201,487,399	201,661,772

Liabilities
Administrative expenses payable	—	134,005
Due to brokers	140,594	—
Total liabilities	140,594	134,005

Net assets available for benefits	$201,346,805	$201,527,767

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(1,572,225)	$11,679,517
Dividends	2,555,409	2,386,209
Fee income	22,981	23,961
Total investment income	1,006,165	14,089,687

Interest income on notes from participants	357,121	374,311

Contributions:
Company matching	5,789,847	5,513,597
Participant	10,474,351	9,847,488
Rollover	671,500	335,114
Special 2015 transition contribution	5,891,683	—
Total contributions	22,827,381	15,696,199
Total additions	24,190,667	30,160,197

Deductions from net assets attributed to:
Benefits paid to participants	23,871,789	23,238,394
Administrative expenses	499,840	590,059
Total deductions	24,371,629	23,828,453
Net (decrease) increase in net assets available for benefits	(180,962)	6,331,744

Net assets available for benefits:
Beginning of year	201,527,767	195,196,023
End of year	$201,346,805	$201,527,767

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all U.S. employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee - Wells Fargo Bank, N.A. (the “Trustee”) is the Trustee and Plan Administrator of the Plan.

Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions - Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, profit sharing contributions, and a Special 2015 Transition Contribution. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 75% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are limited by section 402(g) of the Code to an annual maximum of $18,000 and $17,500 in 2015 and 2014, respectively. Additional contributions of up to $6,000 and $5,500 in 2015 and 2014, respectively are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff), or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. No profit sharing contributions were made in 2015 or 2014. Lastly, the Plan was authorized to accept a one-time, non-elective contribution, the Special 2015 Transition Contribution, which related to a transition benefit that the Company provided to employees of its defined benefit pension plan, which was frozen in 2015 and subsequently terminated in 2016.

Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant's vested account.

Administrative Expenses and Fees - The Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan's investment funds and the Trustee, and through fees deducted directly from participant accounts. Revenue sharing and sub transfer fees are credited directly into the Plan's trust accounts. The Plan allocates fee income into the accounts of those participants investing in those funds that have revenue sharing arrangements.

The Company pays other expenses for the administration of the Plan except for loan administration fees and distribution processing fees, which are allocated to the participant's account. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

Investments - Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company's common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company's common stock within the Plan. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Target Retirement portfolio, which is an investment strategy holding the appropriate Plan underlying funds based on the participant’s date of birth.

Vesting - Participants are immediately vested in participant and rollover contributions and the Special 2015 Transition contribution, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

The portion of the Company's matching contribution that is not fully vested will be forfeited.

Benefit Payments - The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Payments are made in the form of a lump-sum payment. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan. Terminated participants aged 70½ or older are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code.

Participants whose benefit payments include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.

A participant, upon reaching age 59 ½, may withdraw up to 100% of the participant’s vested account balance. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, participants will become fully vested in their accounts and the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $65,000 and $77,074 in 2015 and 2014, respectively, from forfeited nonvested accounts. There were no unused forfeitures at December 31, 2015 and 2014.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

See “Note C. Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Notes from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income from participants is recorded when it is earned. Related loan fees are paid to the Trustee by the fee being deducted from the proceeds of the original loan amount. An allowance for defaulted loans of $276,232 and $269,401 has been recorded for December 31, 2015 and 2014, respectively, within benefits paid.

Recent Accounting Pronouncements - In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management has elected to adopt Part II of the ASU early. Parts I and III are not applicable to the Plan.

Retrospective application did not affect net assets available for benefits. For the Plan’s investment with indirect investments in fully benefit-responsive investment contracts, the adjustment from fair value to contract value for fully benefit-responsive investment contracts of $343,683 has been removed from the statement of net assets available for benefits as of December 31, 2014. This investment is presented at fair value as determined by its net asset value (“NAV”). See Note C for further discussion and disclosures related to fair value measurements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the NAV practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the NAV practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early.

Subsequent Events - Management has evaluated events and transactions subsequent to the financial statement date. Based on this evaluation, management is not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the financial statement date but prior to filing that would require recognition or disclosure in these financial statements.

C.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded (Level 1).

Common collective trust: Valued at their respective NAV as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transaction (purchases and sales) may occur daily. The Plan does not have any contractual obligations to further invest in this trust. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The common collective trust invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions. This investment is not classified within the valuation hierarchy, but presented for reconciliation purposes only.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan's investment assets at fair value as of December 31, 2015 and 2014, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$120,080,031	$—	$—	$120,080,031
Employer common stock	19,325,536	—	—	19,325,536
Subtotal	$139,405,567	$—	$—	139,405,567
Common collective trust fund measured at net asset value				41,842,815
Total				$181,248,382

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$121,462,777	$—	$—	$121,462,777
Employer common stock	22,607,778	—	—	22,607,778
Subtotal	$144,070,555	$—	$—	144,070,555
Common collective trust fund measured at net asset value				42,952,019
Total				$187,022,574

D.	TAX STATUS

The Plan obtained its latest determination letter on April 15, 2014, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

E.	RISKS AND UNCERTAINTIES

The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

F.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

G.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

H.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per these financial statements to Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$201,346,805	$201,527,767
Add: Adjustment from fair value to contract value for fully
benefit-responsive contract	(12,394)	343,683
Net assets available for benefits per Form 5500	$201,334,411	$201,871,450

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2015, to Form 5500 net income:

Net decrease in assets per the financial statements	$(180,962)
Less: Adjustment from fair value to contract value for fully benefit-responsive
contract at December 31, 2014	(343,683)
Add: Adjustment from fair value to contract value for fully benefit-responsive
contract at December 31, 2015	(12,394)
Net income per Form 5500	$(537,039)

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 501,441 shares		$19,325,536

	Common/Collective trust:
	Columbia Trust	Stable Inc I-0 Fund: 3,932,595 units		41,830,421

	Mutual funds:
	Vanguard	Institutional Index Fund: 169,993 shares		31,724,108
	The Growth Fund of America	Growth Fund: 376,060 shares		15,527,503
	PIMCO	Total Return Fund: 1,458,486 shares		14,686,950
	American	Balanced Fund: 541,681 shares		12,913,670
	Artisan	International Fund: 417,305 shares		12,039,243
	Baron	Growth Fund: 167,022 shares		10,741,204
	American Century	Equity Income Fund: 910,022 shares		7,252,878
	Goldman Sachs	Small Cap Value Fund: 88,114 shares		4,396,029
	Calamos	Market Neutral Fund: 346,291 shares		4,370,192
	Washington Mutual	Investors Fund: 68,325 shares		2,627,085
	PIMCO	All Asset Fund: 194,971 shares		1,988,702
	Vanguard	Inflation Pro Sec: 57,533 shares		1,450,402
	* Wells Fargo	Money Market Fund: 362,065 shares		362,065
				120,080,031

	* Notes receivable from participants	Varying maturity dates with interest rates ranging from 4.25% - 10.50%	—	8,301,821

	TOTAL			$189,537,809

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 22, 2016	By: /s/ Timothy A. Johnson
Timothy A. Johnson
Executive Vice President, Chief Administrative Officer and Chief Financial Officer